February 21, 2013

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967) First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
 Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on February 4, 2013 regarding (1) Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A for First Investors Income Funds (the “Income Registration Statement”) that was filed with the Securities and Exchange Commission (“SEC”) on December 14, 2012, and (2) Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A for First Investors Equity Funds (the “Equity Registration Statement”, and together with the Income Registration Statement, the “Registration Statements”) that was filed with the SEC on December 17, 2012.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statements; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statements; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	For each Fund that has an 80% policy, please include the following parenthetical “(plus any borrowings for investment purposes)”.

The Registrant has made the requested change to each Fund’s 80% policy, as applicable.

2.	To the extent that a Fund invests primarily in debt securities, state the average maturity of the Fund or the average maturity of the debt instruments when possible.

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February 21, 2013

The Funds that invest primarily in debt securities are the First Investors Government Fund, First Investors Fund for Income and First Investors Investment Grade Fund.  None of these Funds have a policy of investing in securities of a particular maturity or duration, nor is the Registrant aware of any requirement to disclose the average maturity or duration of the Funds.

The Registrant notes that the practice of not disclosing the Fund’s average maturity or duration is consistent with that of other government funds, high yield bond funds and investment grade funds.  With respect to government funds, see e.g., Fidelity Government Income Fund, American Century Government Bond Fund, Wells Fargo Government Securities Fund and Wesmark Government Bond Fund. With respect to high yield bond funds, see e.g., Wells Fargo High Income Fund, Wells Fargo High Yield Bond Fund, Wells Fargo Income Plus Fund, Invesco High Yield Fund, Payden High Income Fund, Toews Hedged High Yield Bond Fund, Western Asset High Yield Fund, Janus High Yield Fund, and TIAA-CREF High Yield Fund. With respect to investment grade funds, see e.g., Fidelity Investment Grade Bond Fund and Franklin Total Return Fund.  Accordingly, the Registrant respectfully declines the Staff’s comment.

3.	To the extent a Fund invests in mortgage-backed securities as a principal investment strategy, include the relevant parallel principal risk disclosure.

The First Investors Government Fund, First Investors Investment Grade Fund and First Investors Total Return Fund each may invest in mortgage-backed securities as a principal investment strategy.  The Registrant notes that each of these Funds discloses in its Principal Risks section the individual risks specific to mortgage-backed securities, which include credit risk, interest rate risk, and/or prepayment and extension risk.  Accordingly, the Registrant believes that the existing disclosure complies with the SEC staff’s comment.

4.	To the extent a Fund references the terms “maturity” or “duration” in its principal investment strategies or principal risks sections, provide a brief definition of such terms.

The Registrant is not aware of any requirement to define the terms used in a mutual fund’s principal investment strategies or principal risks.  Accordingly, the Registrant respectfully declines the Staff’s comment.

5.	Under “Principal Investment Strategies” of First Investors Investment Grade Fund, please disclose how the Fund defines “investment grade debt securities.”

The Registrant has included the applicable disclosure.

6.	Under “Principal Investment Strategies” of First Investors International Opportunities Bond Fund, it is stated that “[a]n issuer is considered by the

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subadviser to be located in a developed country if such issuer meets certain criteria of the subadviser.” If possible, provide examples of the subadviser’s criteria.

The Registrant previously revised its disclosure in response to the SEC staff’s comments on Post-Effective Amendment No. 42 for First Investors International Opportunities Bond Fund.  The Registrant notes that additional disclosure also is included in the “Principal Investment Strategies” section for First Investors International Opportunities Bond Fund under “The Funds in Greater Detail.”

7.
Under “Principal Investment Strategies” of First Investors International Opportunities Bond Fund, it is stated that the Fund may invest in interest rate and bond futures to manage interest rate risk and for hedging purposes, and that these investments may be significant at times.  If there is a range or maximum percentage of assets that the Fund will invest in such derivatives, please disclose.

The Fund has not adopted a policy with respect to a range or maximum percentage of assets that the Fund may invest in derivatives.  Therefore, the Registrant has not disclosed a range or maximum percentage that the Fund may invest in these types of instruments under “Principal Investment Strategies.”

8.
To the extent that a portfolio manager for any of the Funds has a title other than “portfolio manager”, please disclose such title under the “Portfolio Manager” section in the summary section for the Fund.

The Registrant confirms that it discloses any applicable portfolio manager titles in the summary section for each Fund.

9.
Under “Principal Investment Strategies” of First Investors Equity Income Fund, it is currently stated that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in equities.”  Please revise the 80% policy for the Fund to state that the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in equities that pay income.

The Fund’s policy of investing at least 80% of its net assets (including any borrowings for investment purposes) is consistent with Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).  In its response to Question 9 in “Frequently Asked Questions About Rule 35d-1 (Investment Company Names)”, the SEC staff stated that the use of the term “equity income” in a fund’s name “suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”  The Staff further advised that Rule 35d-1 does not “apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  The Fund’s policy to invest at least 80% of its net assets (including any

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borrowings for investment purposes) in equities also is consistent with the 80% investment policies of other “equity income” funds.  See e.g., AllianceBernstein Equity Income Fund, Franklin Equity Income Fund, Hartford Equity Income Fund, Neuberger Berman Equity Income Fund, Sterling Capital Equity Income Fund, and Fidelity Equity-Income Fund.  Accordingly, the Registrant respectfully declines the Staff’s comment.

10.
Under “Principal Investment Strategies” of First Investors Equity Income Fund, it is disclosed that, for purposes of the 80% test, equities may include instruments that are convertible into common stock.  Please confirm supplementally that any convertible securities that are counted as equities for purposes of the 80% test are immediately convertible into equities.

In footnote 43 of the adopting release for Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name.  The Registrant notes that Rule 405 of the Securities Act of 1933 defines equity securities as:  “[a]ny stock or similar security . . . or any securities convertible, with or without consideration into such a security . . . .”.  The Registrant believes that it is reasonable to define equity securities to include all securities that are convertible into equity securities, regardless of the timing of the conversion feature.  Accordingly, the Registrant respectfully declines the Staff’s comment.

11.
Under “Principal Investment Strategies” of First Investors Equity Income Fund, it is disclosed that, for purposes of the 80% test, equities may include equity-based ETFs.  If the Fund has acquired fund fees and expenses (“AFFEs”) greater than one basis point, please include AFFEs as a separate line item in the Fees and Expenses table.

The Registrant confirms that the Fund’s AFFEs are not greater than one basis point.

12.
Under “Principal Investment Strategies” for First Investors Equity Income Fund, it is stated that the Fund may include equity-based ETFs as equities for purposes of the Fund’s 80% test.  Please add “ETF Risk” under “Principal Risks” for this Fund.

The Registrant has included equity-based ETFs among the types of equity investments that the Fund may make for purposes of satisfying the Fund’s 80% test.  However, the Registrant does not currently intend to use investments in equity-based ETFs as a principal investment strategy.  Accordingly, the Registrant respectfully declines the Staff’s comment to include “ETF Risk” under “Principal Risks” for the Fund.

13.
“Limited Holdings Risk” under the “Principal Risks” section for the First Investors Select Growth Fund, states that: “[b]ecause the Fund generally invests in a limited portfolio of only 40 to 50 stocks, it may be more volatile than other funds whose

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portfolios are more broadly diversified.” Please consider using a term other than “diversified”, since this term also has a legal definition.

The Registrant has revised the disclosure under “Limited Holdings Risk” as requested above.

14.
Under “Principal Investment Strategies” for the First Investors Opportunity Fund, it is stated that: “[t]he Fund may continue to hold stocks of companies that grow into larger companies and may also invest opportunistically in larger companies.”  Please explain supplementally what the term “opportunistically” means, and please include an explanation in the “Principal Investment Strategies” section if relevant.

The term “opportunistically” means that the Fund may invest in larger companies when the Adviser determines that there are favorable circumstances or there is occasion to do so.  The current disclosure is consistent with General Instruction B.4.(c), which states that the plain English requirements of Rule 421 under the Securities Act of 1933, as amended, apply to the information provided in the prospectus.  The Registrant believes that a typical investor could easily understand the meaning of the term “opportunistically,” and that it is not necessary to provide a further explanation in this context.

15.
In connection with the Fund’s concentration policy, please provide whether First Investors Special Situations Fund intends to invest greater than 25% of its total assets in an industry if a special situation impacts that industry.

The Registrant confirms that the Fund does not currently intend to invest more than 25% of its total assets in an industry, even if a special situation impacts that industry.

16.
Under “Principal Investment Strategies” of First Investors International Fund, it is stated that “[t]he Fund’s holdings may be limited to the securities of 40 to 60 different issuers and may focus its investments in companies located in or tied economically to particular countries or regions.”  Please explain what is meant by the term “tied economically” and include additional disclosure if applicable.

The term “tied economically” may include, among other things, companies that are organized under laws of a particular country or region, companies that maintain their principal place of business or are located in a particular country or region, or issuers whose investments are primarily traded in a certain country or region.  Consistent with the Staff’s position, as disclosed in an Investment Company Institute memorandum dated June 4, 2012, the Registrant has revised its disclosure to state that “The Fund primarily invests in a portfolio of common stocks and other equity securities of companies that are located outside of the United States”  (emphasis added).

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17.
Under “Principal Investment Strategies” of First Investors International Fund, it is stated that the Fund may invest in derivatives.  If there is a range or maximum percentage of assets that the Fund will invest in such derivatives, please disclose.

The Registrant notes that the Fund currently does not intend to invest in derivatives and has revised its disclosure accordingly.

18.
In the “Average Annual Total Returns for Periods Ended December 31, 2012” table for First Investors International Fund, both the Morgan Stanley Capital International EAFE Index (Gross) and the Morgan Stanley Capital International EAFE Index (Net) are provided.  Please explain what the difference is between the two indices.

The Registrant has disclosed the applicable definitions for the Morgan Stanley Capital International EAFE Index (Gross) (“EAFE Index Gross”) and the Morgan Stanley Capital International EAFE Index (Net) (“EAFE Index Net”) under “Other Information” in the prospectus.  This disclosure explains that the EAFE Index Gross is calculated on a total-return basis with maximum possible dividend reinvestment (before taxes), and the EAFE Index Net is calculated on a total-return basis with net dividends reinvested after deduction of foreign withholding taxes.

19.
Under “Principal Risks” for First Investors International Opportunities Bond Fund, it is disclosed that “. . . cross hedges involve a number of risks . . .”.  Supplementally explain what is meant by cross-hedging, and if applicable, include an explanation of cross hedges.

The Registrant has deleted the reference to cross-hedging under “Principal Risks” for First Investors International Opportunities Bond Fund.

20.
Under “Principal Investment Strategies” for First Investors Global Fund, it is disclosed that, “[w]hile the Fund attempts to maintain broad country diversification, under normal market conditions, it must allocate assets to at least three countries, including the United States.”  Please explain supplementally how allocating assets to three countries, including the United States, is consistent with the term “Global” in the Fund’s name.

The adopting release for Rule 35d-1 states, in pertinent part, that the terms international and global “connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to [Rule 35d-1].” (Investment Company Names, IC-24828 (Feb. 1, 2001) at fn. 42)  The adopting release does not define “investments in a number of different countries throughout the world” to exclude the United States.  As suggested by the adopting release, the Global Fund attempts to maintain broad country diversification through investments in at least

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three countries.  The Global Fund’s allocation of assets to investments in the United States is consistent with the diversification of the Fund’s investments throughout the world.

The Registrant further notes that both its International Fund and Global Fund allocate assets to countries outside the United States.  The Funds are distinguished by their investment strategies.  The International Fund invests primarily in a portfolio of common stocks and other equity securities that are located outside of the United States, while the Global Fund invests in a diversified portfolio of common stocks of companies that are located throughout the world, including the United States.

21.
Under “Prior Performance of Similar Accounts Managed by Brandywine Global”, the Registrant states that “[n]et of fee returns reflect the deduction of trading expenses and the highest investment management fees charged within the Composite membership.”  Please confirm that the performance of the Composite is shown net of all actual fees and expenses or provide Composite information net of the fees and expenses of First Investors International Opportunities Bond Fund.

As disclosed, the net of fee returns reflect the deduction of trading expenses and the highest investment management fees charged within the Composite membership.  Brandywine Global has confirmed that it does not have access to all of the expense information, such as custodian expenses, for the separately managed accounts that are included in the Composite.  Therefore, Brandywine Global has shown, as disclosed, performance of the Composite net of all determinable expenses, which include all management fees and trading expenses.

Statement of Additional Information (“SAI”)

22.
Please supplementally explain why the investment policies of the Funds are included in an Appendix to the SAI and how including the investment policies in an Appendix instead of in the SAI is consistent with the requirements of Form N-1A.

The Funds' investment policies are included in an Appendix to the SAI for organizational purposes.  The Registrant confirms that it considers the Appendices to be part of the SAI.  In response to the Staff's comment, the Registrant has (i) included the Appendices in the definition of "SAI", as defined on page I-1 of each SAI and (ii) added a sentence under “Investment Strategies, Policies and Risks” in each SAI Part I stating that “Appendix A and Appendix B are each part of this SAI.”

23.
In the “Trustee Ownership of First Investors Funds as of December 31, 2012” chart, the second column’s heading is “Funds covered by this SAI.”  Please explain what this heading means and how this heading is consistent with the requirements of Form N-1A.

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The Registrant provides information on a Fund-by-Fund basis under the second column’s heading “Funds covered by this SAI.”  The disclosure provided is consistent with Form N-1A, Item 17(b)(4), which requires that for each director, the Registrant state the dollar range of equity securities beneficially owned by the director in the Fund.

24.	Please disclose, if applicable, any non-fundamental policies regarding each Fund’s investments in illiquid securities.

The Registrant discloses in Part II of the Funds’ SAI under “Restricted and Illiquid Securities”, that a Fund may not hold more than 15% of its net assets in illiquid securities.”  The Funds have not adopted a separate non-fundamental policy restricting investments in illiquid securities.

25.
Under “Portfolio Holdings Information Policies and Procedures”, pursuant to Item 16(f)(1)(vi) of Form N-1A, disclose the procedures that the Funds use to ensure that disclosure of information about portfolio securities are in the best interest of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of a Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registrant has provided the disclosure regarding portfolio holdings as required by Item 16(f) of Form N-1A.  The Registrant confirms that it believes its portfolio holdings policies and procedures are in the best interests of Fund shareholders and that it includes procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of a Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.  In the event that a conflict of interest exists between Fund shareholders and other interested parties, and it is not addressed by the Funds’ portfolio holdings policies and procedures, the policies and procedures are written in such a way that such conflicts would be brought to the Board of Trustees for review.

*           *           *           *

Securities and Exchange Commission
February 21, 2013

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:           Mary Carty
   First Investors Management Company, Inc.